Exhibit 21.1

List of Subsidiaries of Peru Copper Inc.

Name	Jurisdiction	Ownership (%)
Minera Peru Copper S.A.(1)	Peru	100%(2)
Peru Copper Syndicate Ltd.	Cayman Islands	100%

(1)	In June 2005, the name of this subsidiary was changed from Minera Peru Copper Syndicate S.A. to the current name.
(2)	J. David Lowell, a director and founder of Peru Copper Inc., holds one share of the paid-in capital of Minera Peru Copper S.A. in trust for Peru Copper Inc. in order to comply with Peruvian corporate law.